Alpine Total Dynamic Dividend Fund

SHAREHOLDER MEETING

On March 18, 2010, the Fund held its Annual Meeting of Shareholders (the "Meeting") for the purpose of voting on a proposal to re‐elect two trustees of the Fund. The results of the proposal are as follows:

Proposal: To elect Messrs. James A. Jacobson and H. Guy Leibler as Trustees to the Board of Trustees for a term of three years until their successor has been duly elected and qualified.

James A. Jacobson

For: 97.61%%

Withheld: 2.39%

H. Guy Leibler

For: 97.75%

Withheld: 2.25%